Subject to Completion

Preliminary Pricing Supplement dated March 3, 2005

PRICING SUPPLEMENT (To prospectus supplement and prospectus dated February 25, 2005) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-122639

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the AMEX Airline Total Return Index

due March     , 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who believe that the level of the Amex Airline IndexSM (index symbol “XAL”) will increase over the term of the Notes and who are seeking exposure, on a total return basis, to the stocks included in that index.

•   The AMEX Airline Total Return Index (index symbol “MLXAL”) will track the performance of the Amex Airline Index and any dividends paid on the stocks included in that index, less an annual index adjustment factor of 1.5%.

•   There will be no payments prior to the maturity date unless exchanged at your option for a cash payment during a specified period in March of each year from 2006 through 2009 as described in this pricing supplement.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.         .

•   Expected settlement date: March     , 2005.

Payment on the maturity date or upon exchange:

•  The amount you receive on the maturity date or upon exchange will be based on the percentage change in the level of the AMEX Airline Total Return Index over the term of the Notes.

•  The level of the AMEX Airline Total Return Index must increase by 1% in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange. If the value of the AMEX Airline Total Return Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

	Per unit		Total
Public offering price(1)	$10.00		$
Underwriting fee	$.20		$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	*	$
(1)	The public offering price and the underwriting fee for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.
*	$.10 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March     , 2005.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

“Amex Airline IndexSM” is a service mark of the American Stock Exchange and has been licensed for use by Merrill Lynch, Pierce Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by the American Stock Exchange.

Pricing Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Strategic Return Notes® Linked to the AMEX Airline Total Return Index due March     , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the AMEX Airline Total Return Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium- Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March     , 2010, unless exchanged by you as described in this pricing supplement. We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index will be calculated and disseminated by the American Stock Exchange under the symbol “MLXAL”. The Index will track the performance of the Amex Airline Index and any dividends paid on the stocks included in the Amex Airline Index or any successor index (the “Underlying Stocks”), less an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”). The Amex Airline Index is a price return index designed to measure the performance of highly capitalized companies in the airline industry. The Amex Airline Index will be reconstituted quarterly to ensure that each Underlying Stock represents an approximately equal weight in the Amex Airline Index as of each date of reconstitution. The Index will be established with a benchmark level of 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”). For a list of the Underlying Stocks and more specific information about the Index, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

The Index will not exist until the Pricing Date. We have, however, included a table and a graph showing the hypothetical historical month-end closing levels of the Index from January 2000 through February 2005 based upon historical levels of the Amex Airline Index, historical dividends paid on the stocks included in the Amex Airline Index, an

Index Adjustment Factor of 1.5% and an Index level of 100 on January 3, 2000. In addition, we have included tables showing the historical month-end values of each Underlying Stock from January 2000 through February 2005. The tables and graphs for the Index are included in the section entitled “The Index” in this pricing supplement. The tables for the Underlying Stocks are included in Annex A to this pricing supplement.

We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Index over the term of the Notes and will equal:

$9.90 ×	(	Ending Value	)
Starting Value

Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Index will need to increase in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the Ending Value is not more than 1% greater than the Starting Value, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The “Starting Value” will be set to 100 on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average of the levels of the Index at the close of the market on five index business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of an Underlying Stock or certain futures or options contracts relating to an Underlying Stock.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 80

Redemption Amount (per Unit) = $9.90 ×	(80)	= $	7.92
100

Example 2—The hypothetical Ending Value is 100.5% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 100.5

Redemption Amount (per Unit) = $9.90 ×	(100.5)	= $	9.95	(The level of the Index has not sufficiently increased to prevent a loss to you)
100

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 120

Redemption Amount (per Unit) = $9.90 ×	(120)	= $	11.88
100

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of March of each year from 2006 through 2009 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the exchange date. The Exchange Amount will be paid three business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the exchange date until the maturity date.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

What are the costs associated with an investment in the Notes?

Your return will reflect the deduction of the following costs over the term of the Notes:

Index Adjustment Factor. The level of the Index will reflect a 1.5% annual reduction that will be applied and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect on this deduction, the levels of the Index used to calculate the Redemption Amount during the five index business days shortly before the stated maturity date will be approximately 7.23% less than the level of the Index had the Index Adjustment Factor not been applied.

Sales Charge. Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount or Exchange Amount, the Ending Value must increase by more than 1% from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of 1% per unit of the Notes.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or upon exchange. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The payment on the Notes you receive will depend on the change in the level of the Index. Because the level of the Index is subject to market and interest rates fluctuations, the payment on the Notes you receive may be more or less than the $10 original public offering price per unit of the Notes. In addition, because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90, the level of the Index will need to increase by more than 1% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. The level of the Index will also reflect the deduction of the 1.5% Index Adjustment Factor. As a result, the level of the Index (prior to the application of the 1% sales charge and the 1.5% Index Adjustment Factor) must increase by approximately 8.87% in order for you to receive a Redemption Amount in excess of the $10 original public offering price per unit. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit. An illustration of the affect of the reductions described in this paragraph is provided below under “Description of the Notes—Hypothetical Returns”.

The level of the Index is expected to affect the trading value of the Notes

We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the level of the Index, such as our credit rating, an increase in the level of the Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

The Underlying Stocks are concentrated in one industry

All of the Underlying Stocks are issued by companies in the airline industry. As a result, an investment in the Notes will be concentrated in one industry.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the airline industry and these views are sometimes communicated to clients. However, these views may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in equity markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in the Notes derive information concerning the airline industry from multiple sources. In connection with your purchase of the Notes, you should investigate the airline industry and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future interest rate movements and other factors.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future index movements constitutes a recommendation as to the merits of an investment in the Notes.

Your return will not reflect the return of owning the Underlying Stocks

While the Index reflects the payment of dividends on the Underlying Stocks as described in more detail below, the yield to the maturity date of the Notes will not produce the same yield as that of other investments with the same term which are based solely on the performance of the Underlying Stocks. At the end of each quarterly period, the dividends paid on the Underlying Stocks will be incorporated into the Index and those amounts will then be subject to the change in the level of the Amex Airline Index. The level of the Index will also reflect the deductions and charges described above under “—Your investment may result in a loss”, which will result in the return on an investment in the Notes being less than the return on a similar investment in the Underlying Stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Index for the reasons described above under “—Changes in our credit ratings may affect the trading value of the Notes”.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date or exchange date.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks or the Amex Airline Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and the Amex Airline Index and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Underlying Stocks and the Amex Airline Index. Temporary increases in the market prices of the Underlying Stocks and the Amex Airline Index may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Underlying Stocks and the Amex Airline Index may decline subsequent to the Pricing Date reducing the level of the Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2006 through 2009 to brokers whose clients purchased their units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of these payments, your broker will receive a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Amex Airline Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to those companies. Any prospective purchaser of the Notes should undertake an independent investigation of those companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Amex Airline Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you, the Notes will mature on March     , 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

While on the maturity date or upon exchange a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date, but are not subject to repayment by ML&Co. prior to the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

Unless you have exchanged your Notes prior to the maturity date, on the maturity date you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

$9.90	×	(	Ending Value	)
Starting Value

The “Starting Value” will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the AMEX Airline Total Return Index (the “Index”) determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Total Return Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market are open for trading.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Index Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of March to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of March in the years 2006, 2007, 2008 and 2009. If the fifteenth calendar day of the applicable month of March is not an Index Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Index Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, N.A., as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Deductions and Charges

Your payment will reflect the deduction of the following costs over the term of the Notes.

Index Adjustment Factor. The level of the Index will reflect a 1.5% annual reduction that will be applied and accrue daily on the basis of a 365-day year and will result in a deduction in the level of the Index and will accrue to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect of this deduction, the levels of the Index used to calculate the Redemption Amount during the Calculation Period will be approximately 7.23% less than the level of the Index had the Index Adjustment Factor not been applied.

Sales Charge. Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.90 in order to determine the Redemption Amount, the Ending Value must increase by more than 1% from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of 1% per unit of the Notes.

Hypothetical Returns

The following tables illustrate for the Starting Value and a range of hypothetical Ending Values:

•	the total amount payable on the maturity date of the Notes, and the total amount payable on an investment in the Underlying Stocks;

•	the total rate of return to holders of the Notes, and the total rate of return on an investment in the Underlying Stocks; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment in the Underlying Stocks.

The tables below assume an aggregate dividend yield of the Underlying Stocks of 0.09% per annum, an initial investment of $10 in the Notes and an initial investment of $10 in the Underlying Stocks.

Hypothetical Returns Related to Strategic Return Notes Based on the Index				Hypothetical Returns Related to an Investment in the Underlying Stocks
Hypothetical Ending Value of the Index	Total amount payable on the maturity date per unit(2)	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(3)	Hypothetical Ending Value of an Investment in the Underlying Stocks(4)	Total amount payable on the maturity date per unit	Total rate of return on the Underlying Stocks	Pretax annualized rate of return on the Underlying Stocks(3)
20.00	$ 1.98	–80.20%	–29.89%	21.56	$ 2.16	–78.44%	–28.44%
40.00	$ 3.96	–60.40%	–17.69%	43.12	$ 4.31	–56.88%	–16.13%
60.00	$ 5.94	–40.60%	–10.15%	64.68	$ 6.47	–35.32%	–8.52%
80.00	$ 7.92	–20.80%	–4.61%	86.23	$ 8.62	–13.77%	–2.94%
100.00(1)	$ 9.90	–1.00%	–0.20%	107.79	$10.78	7.79%	1.51%
101.00	$10.00	–0.01%	0.00%	108.87	$10.89	8.87%	1.71%
120.00	$11.88	18.80%	3.47%	129.35	$12.94	29.35%	5.21%
140.00	$13.86	38.60%	6.63%	150.91	$15.09	50.91%	8.40%
160.00	$15.84	58.40%	9.41%	172.47	$17.25	72.47%	11.20%
180.00	$17.82	78.20%	11.89%	194.03	$19.40	94.03%	13.70%
200.00	$19.80	98.00%	14.13%	215.50	$21.56	115.59%	15.96%

(1)	This will be the Starting Value.
(2)	The amounts specified in this column reflect the 1% sales charge that will be paid to MLPF&S.
(3)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 1, 2005 to March 1, 2010, a term expected to be equal to that of the Notes.
(4)	An investment in the Underlying Stocks is assumed to be equivalent to an investment in the Index, including the method and timing of reinvesting dividends, except that the Index will be reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Underlying Stocks presented in this column does not take into account transaction costs and taxes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time the AMEX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in one or more of the Underlying Stocks; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to one or more of the Underlying Stocks, the Index or the Amex Airline Index, or any successor index to the Amex Airline Index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading in a futures or option contract on an Underlying Stock, the Index or the Amex Airline Index, or any successor index to the Amex Airline Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock or index;

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Amex Airline Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or upon exchange you will receive. See “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If the AMEX discontinues publication of the Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Index and calculate the Ending Value as described above under “—Payment at Maturity” or “—Exchange of the Notes Prior to the Maturity Date”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the AMEX discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If the AMEX discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity date or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of        % per year, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

The Index will track the performance of the Amex Airline Index and any Current Quarter Dividends (as described below under “—Dividends”) paid on the stocks included in the Amex Airline Index or any successor index (the “Underlying Stocks”), less an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”). The Index will be calculated and disseminated by the AMEX under index symbol “MLXAL” and will be established with a benchmark level of 100 on the Pricing Date.

The Amex Airline Index is designed to measure the performance of highly capitalized companies in the airline industry. The Amex Airline Index reflects the total market value of ten stocks. The Amex Airline Index is a price return index, which means that it reflects the prices of the Underlying Stocks without regard to any dividends paid on the Underlying Stocks. The weightings of the Underlying Stocks are obtained by AMEX for U.S. companies using the U.S. primary market prices and, for companies outside of the U.S., using the American Depositary Receipt (“ADR”) price in the U.S. primary market on an ADR equivalent basis. The following is a list of the companies included in the Amex Airline Index, their trading symbols and index weight as of February 28, 2005: Continental Airlines, Inc. (CAL) (11.83%); Delta Air Lines, Inc. (DAL) (9.22%); AirTran Holdings, Inc. (AAI) (10.17%); AMR Corporation (AMR) (10.11%); ExpressJet Holdings, Inc. (XJT) (10.24%); Southwest Airlines Co. (LUV) (9.94%); SkyWest, Inc. (SKYW) (10.22%); JetBlue Airways Corporation (JBLU) (9.35%); Alaska Air Group, Inc. (ALK) (9.78%); and Northwest Airlines Corporation (NWAC) (9.15%). We have included a brief description of each of these companies and their corresponding dividend yield and historical stock price information in Annex A to this pricing supplement.

The Amex Airline Index is rebalanced quarterly based on the closing prices on the third Friday in January, April, July and October to ensure that each Underlying Stock represents an approximately equal weight in the Amex Airline Index as of each date of reconstitution. If necessary, an adjustment is made to the Amex Airline Index divisor to ensure continuity of the level of the Amex Airline Index. As of February 28, 2005, the Amex Airline Index divisor was 1840.98541372742. The number of shares of each Underlying Stock comprising the Amex Airline Index remain fixed between quarterly rebalancings, except in the event of certain types of corporate actions such as the payment of a dividend (other than an ordinary cash dividend), stock distribution, stock split, rights offering, reorganization, merger, liquidation or any similar event with respect to an Underlying Stock. When the Amex Airline Index is adjusted between quarterly rebalancings for these events, the number of shares of the relevant Underlying Stock comprising the Amex Airline Index will be adjusted, to the nearest whole share, to maintain the Underlying Stock’s relative weight in the Amex Airline Index immediately prior to the corporate action. In connection with any adjustments to the Amex Airline Index, the Amex Airline Index divisor is adjusted to ensure that there are no changes to the level of the Amex Airline Index as a result of non-market forces.

AMEX Airline Index Eligibility and Maintenance

The AMEX may change the composition of the Amex Airline Index at any time to reflect the conditions of the airline industry and to ensure that the Underlying Stocks, in its view, continue to represent the airline industry. The Amex Airline Index is maintained in accordance with AMEX Exchange Rule 901c, which, among other things, requires that securities meet the following requirements in order to be eligible for inclusion in the Amex Airline Index:

•	All Underlying Stocks must either be listed on the AMEX, the NYSE or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported National Market System securities;

•	Each Underlying Stock must have a minimum market value of at least $75 million, except that, for each of the lowest weighted Underlying Stocks that in the aggregate account for no more than 10% of the weight of the Amex Airline Index, the market value must be at least $50 million;

•	The trading volume of each Underlying Stock in each of the last six months must not be less than 1,000,000 shares, except that, for each of the lowest weighted Underlying Stocks that in the aggregate account for no more than 10% of the weight of the Amex Airline Index, the trading volume must be at least 500,000 shares in each of the last six months;

•	At least 90% of the numerical value of the Amex Airline Index, and at least 80% of the total number of Underlying Stocks, must meet the current criteria for standardized option trading set forth in AMEX Exchange Rule 915; and

•	ADRs that are not subject to comprehensive surveillance agreements must not in the aggregate represent more than 20% of the weight of the Amex Airline Index.

Every quarter the Underlying Stocks are reviewed to ensure that each of them continues to meet the minimum criteria set forth above.

Dividends

The Current Quarter Dividend for any day for each Underlying Stock will be determined by the AMEX by taking the dividend amount per share paid on that Underlying Stock and (i) multiplying that amount by the number of shares of the company issuing that Underlying Stock on the relevant ex-dividend date; and (ii) dividing that product by the index divisor. “Current Quarter Dividends” will be determined by the AMEX and will equal the sum of the results obtained from the above formula for each dividend paid during the Current Quarter by each company issuing an Underlying Stock. “Current Quarter” will mean the calendar quarter containing the day for which the applicable Current Quarter Dividends are being determined.

As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to the Index.

Hypothetical Historical Data on the Index

While no historical information on the Index will exist before the Pricing Date, the following table sets forth the hypothetical historical performance of the Index as of the last trading day of each month from January 2000 through February 2005, assuming the level of the Index was 100 on January 3, 2000. All hypothetical historical data presented in the following table were calculated by AMEX. These hypothetical closing levels have been calculated on the same basis that the Index will be calculated in the future. This hypothetical historical data on the Index is not necessarily indicative of the future performance of the Index or what the future value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	82.95	108.91	58.94	20.48	37.80	29.11
February	75.58	97.03	60.24	17.79	36.87	27.88
March	93.68	88.83	66.16	18.40	34.36
April	92.58	95.07	58.30	24.19	32.20
May	100.94	96.53	50.57	26.45	32.68
June	102.14	91.80	43.92	34.00	34.86
July	108.37	90.18	33.89	32.43	28.01
August	100.46	80.90	29.13	34.82	28.72
September	90.33	42.94	20.07	37.91	26.03
October	96.46	43.18	23.35	41.41	29.99
November	95.22	56.12	26.82	40.10	33.91
December	108.13	55.59	24.15	37.70	36.39

The following graph sets forth the hypothetical historical performance of the Index presented in the preceding table. This information is not necessarily indicative of the future performance of the Index.

License Agreement

AMEX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Amex Airline Index, which is owned and published by AMEX, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between AMEX and MLPF&S provides that the following language must be stated in this pricing supplement:

“The AMEX Airline Index is sponsored by, and is a service mark of, the American Stock Exchange LLC (the “Exchange”). The Amex Airline Index is being used with the permission of the Exchange.

The Exchange in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this pricing supplement and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the Amex Airline Index is based, for any mistakes, errors or omissions in the calculation and/or dissemination of the Amex Airline Index, or for the manner in which it is applied in connection with this pricing supplement.”

All disclosures contained in this pricing supplement regarding the Index and the Amex Airline Index, including their make-up, method of calculation and changes in their components, are derived from publicly available information prepared by the AMEX. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or exchange of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon a sale or exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale or exchange of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale or exchange, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount. In connection with this arrangement, this subsidiary will pay MLPF&S $.10 per unit as part of its underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2006 through 2009 to brokers whose clients purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date and the Ending Value was equal to the closing level of the Index on that date. Also, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Current Report on Form 8-K dated February 3, 2005 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to the effects of the restatement related to stock-based compensation described in Note 2 to the consolidated financial statements) (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the consolidated financial statements) (which express unqualified opinions and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, for the change in accounting method in 2004 for stock-based compensation to conform to SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements, and for the restatement to correct the accounting for certain retail account fees), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the restated unaudited interim condensed consolidated financial information for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports dated May 4, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements), August 2, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements) and November 1, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements) included in Merrill Lynch & Co., Inc.’s Current Report on Form 8-K dated February 3, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that restated unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the restated unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-11
Calculation Day	PS-11
Calculation Period	PS-11
Ending Value	PS-4
Exchange Amount	PS-5
Exchange Date	PS-11
Exchange Notice Period	PS-11
Index	PS-3
Index Adjustment Factor	PS-3
Index Business Day	PS-11
Market Disruption Event	PS-14
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Underlying Stocks	PS-3

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Underlying Stocks as well as the split-adjusted month-end closing market prices for each Underlying Stock in each month from January 2000 through February 2005 (or from the first month-end for which that data is available). The historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks or the Index. The following information, with respect to the business of each company issuing an Underlying Stock, has been derived from publicly available documents published by that company. Because the common stock of each of those companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically financial and other information specified by the Securities and Exchange Commission (the “SEC”). For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s website at http://www.sec.gov.

CONTINENTAL AIRLINES, INC.

Continental Airlines, Inc., a Delaware corporation, is a United States air carrier engaged in the business of transporting passengers, cargo and mail.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	31.63	January	52.15	January	29.14	January	6.20	January	15.59	January	10.42
February	31.63	February	44.75	February	31.50	February	5.10	February	14.65	February	10.71
March	40.88	March	41.40	March	28.32	March	5.12	March	12.53
April	40.00	April	51.40	April	26.00	April	9.12	April	10.66
May	43.81	May	49.17	May	22.27	May	11.02	May	10.69
June	47.00	June	49.25	June	15.78	June	14.97	June	11.37
July	52.25	July	49.47	July	10.72	July	14.63	July	8.99
August	48.13	August	43.62	August	10.17	August	15.26	August	9.65
September	45.44	September	15.00	September	5.39	September	16.58	September	8.52
October	52.50	October	17.49	October	6.35	October	19.10	October	9.28
November	45.75	November	22.98	November	9.40	November	18.65	November	11.14
December	51.63	December	26.21	December	7.25	December	16.27	December	13.54

The dividend yield on February 28, 2005 was 0%.

DELTA AIR LINES, INC.

Delta Air Lines, Inc. is an air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	46.31	January	47.22	January	31.61	January	9.14	January	10.50	January	5.39
February	45.63	February	42.12	February	34.50	February	8.40	February	8.98	February	4.64
March	53.25	March	39.50	March	32.72	March	8.90	March	7.92
April	52.75	April	44.03	April	27.71	April	12.79	April	6.22
May	51.44	May	47.62	May	26.25	May	13.36	May	6.10
June	50.56	June	44.08	June	20.00	June	14.68	June	7.12
July	53.69	July	44.38	July	15.58	July	11.90	July	5.19
August	49.50	August	38.60	August	17.57	August	12.87	August	4.04
September	44.38	September	26.35	September	9.29	September	13.30	September	3.29
October	47.25	October	22.86	October	10.08	October	13.02	October	5.45
November	47.50	November	28.98	November	13.50	November	12.54	November	6.97
December	50.19	December	29.26	December	12.10	December	11.81	December	7.48

The dividend yield on February 28, 2005 was 0%.

AIRTRAN HOLDINGS, INC.

All of the operations of AirTran Holdings, Inc. are conducted by its wholly owned subsidiary, AirTran Airways, Inc (AirTran). AirTran is one of the largest low fare airlines in the United States in terms of departures and seats offered. AirTran operates airline service in short-haul markets principally in the eastern United States, primarily from our hub in Atlanta, Georgia.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January		January		January	6.48	January	6.51	January	11.52	January	8.54
February		February		February	6.61	February	5.95	February	12.38	February	7.98
March		March		March	6.05	March	6.73	March	11.88
April		April		April	5.59	April	7.85	April	12.21
May		May		May	6.04	May	7.42	May	13.92
June		June		June	5.35	June	10.47	June	14.14
July		July		July	3.85	July	13.03	July	11.15
August		August	6.53	August	3.47	August	13.43	August	12.15
September		September	4.24	September	3.11	September	16.75	September	9.96
October		October	3.78	October	3.80	October	16.21	October	11.62
November		November	6.24	November	3.86	November	14.76	November	11.82
December		December	6.60	December	3.90	December	11.90	December	10.70

The dividend yield on February 28, 2005 was 0%.

AMR CORPORATION

AMR Corporation’s operations fall almost entirely in the airline industry. AMR’s principal subsidiary is American Airlines, Inc. American Airlines, Inc., and its wholly owned subsidiary TWA Airlines LLC, provide a range of freight and mail services to shippers throughout its system.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	24.07	January	39.09	January	24.94	January	2.90	January	16.40	January	8.60
February	23.65	February	33.25	February	26.10	February	2.34	February	15.20	February	8.49
March	31.88	March	35.12	March	26.41	March	2.10	March	12.73
April	34.06	April	38.11	April	21.47	April	4.49	April	11.35
May	28.50	May	38.99	May	20.95	May	6.34	May	11.52
June	26.44	June	36.13	June	16.86	June	11.00	June	12.11
July	33.06	July	35.15	July	11.18	July	9.35	July	8.43
August	32.81	August	31.99	August	10.19	August	11.00	August	8.94
September	32.69	September	19.14	September	4.18	September	11.45	September	7.33
October	32.75	October	18.20	October	4.72	October	13.28	October	7.72
November	33.44	November	21.36	November	7.74	November	12.83	November	9.03
December	39.19	December	22.17	December	6.60	December	12.95	December	10.95

The dividend yield on February 28, 2005 was 0%.

EXPRESSJET HOLDINGS, INC.

ExpressJet Holdings, Inc. (“ExpressJet”) is an operator of regional jets and the largest regional airline based on available seat miles. ExpressJet is engaged in the business of transporting passengers, cargo and mail.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January		January		January		January	10.70	January	14.17	January	11.03
February		February		February		February	8.00	February	13.73	February	11.20
March		March		March		March	8.20	March	12.44
April		April		April	14.35	April	11.55	April	12.72
May		May		May	14.60	May	11.74	May	11.92
June		June		June	13.05	June	15.10	June	12.14
July		July		July	12.15	July	13.44	July	10.90
August		August		August	11.45	August	13.55	August	10.75
September		September		September	9.20	September	13.80	September	10.01
October		October		October	11.40	October	15.30	October	11.12
November		November		November	10.75	November	15.71	November	11.66
December		December		December	10.25	December	15.00	December	12.88

The dividend yield on February 28, 2005 was 0%.

SOUTHWEST AIRLINES CO.

Southwest Airlines Co. (“Southwest”) is a domestic airline that provides point-to-point, low-fare service. Historically, routes served by Southwest had been predominantly short-haul, with high frequencies. In recent years Southwest has complemented this service with more medium to long-haul routes, including transcontinental service.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	10.63	January	20.89	January	18.94	January	13.05	January	14.95	January	14.48
February	12.29	February	18.60	February	21.11	February	12.07	February	13.81	February	13.85
March	13.88	March	17.75	March	19.35	March	14.36	March	14.21
April	14.46	April	18.21	April	18.21	April	15.96	April	14.28
May	12.79	May	20.00	May	17.03	May	16.07	May	15.51
June	12.63	June	18.49	June	16.16	June	17.20	June	16.77
July	15.75	July	20.01	July	13.81	July	16.41	July	14.47
August	15.08	August	17.89	August	14.21	August	17.09	August	14.82
September	16.17	September	14.84	September	13.06	September	17.70	September	13.62
October	19.00	October	15.90	October	14.60	October	19.40	October	15.77
November	21.04	November	18.75	November	16.60	November	17.98	November	15.73
December	22.35	December	18.48	December	13.90	December	16.14	December	16.28

The dividend yield on February 28, 2005 was 0.13%.

SKYWEST, INC.

SkyWest, Inc., through its wholly-owned subsidiary, SkyWest Airlines, Inc. (“SkyWest”), operates independent regional airlines in the United States. SkyWest offers scheduled passenger and air freight service with approximately 1,100 daily departures to 105 cities in 26 states and three Canadian provinces. Additionally, SkyWest provides customer handling services for approximately nine other airlines throughout SkyWest’s system.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	13.94	January	24.81	January	27.40	January	11.51	January	19.32	January	17.22
February	14.84	February	22.69	February	25.40	February	8.95	February	19.35	February	17.07
March	19.56	March	23.25	March	24.93	March	10.31	March	19.24
April	21.06	April	26.50	April	22.95	April	12.79	April	18.20
May	19.06	May	28.40	May	23.30	May	13.68	May	16.73
June	18.53	June	28.00	June	23.39	June	19.06	June	17.41
July	22.31	July	33.54	July	19.19	July	18.69	July	14.13
August	24.84	August	31.84	August	15.59	August	17.48	August	14.39
September	25.63	September	16.72	September	13.10	September	17.32	September	15.05
October	25.25	October	18.30	October	15.17	October	18.49	October	17.08
November	29.75	November	23.31	November	13.61	November	17.25	November	19.03
December	28.75	December	25.45	December	13.07	December	18.12	December	20.06

The dividend yield on February 28, 2005 was 0.70%.

JETBLUE AIRWAYS CORPORATION

JetBlue Airways Corporation (“JetBlue”) is a low-fare, low-cost passenger airline that provides high-quality customer service primarily on point-to-point routes between 22 destinations in 11 states and Puerto Rico. JetBlue focuses on serving underserved markets and/or large metropolitan areas that have high average fares. JetBlue has a geographically diversified flight schedule that includes both short-haul and long-haul routes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January		January		January		January	18.87	January	22.73	January	19.79
February		February		February		February	17.57	February	23.80	February	18.02
March		March		March		March	18.47	March	25.29
April		April		April		April	20.95	April	27.68
May		May		May		May	22.53	May	28.82
June		June		June		June	28.19	June	29.38
July		July		July		July	30.37	July	23.81
August		August		August	17.11	August	35.75	August	23.85
September		September		September	17.92	September	40.65	September	20.92
October		October		October	17.95	October	38.45	October	22.05
November		November		November	16.45	November	36.46	November	24.01
December		December		December	18.00	December	26.52	December	23.22

The dividend yield on February 28, 2005 was 0%.

ALASKA AIR GROUP, INC.

Alaska Air Group, Inc. is a holding company. Its two principal subsidiaries are Alaska Airlines, Inc. (“Alaska”) and Horizon Air Industries (“Horizon”). Both subsidiaries operate as airlines, although their business plans, competition and economic risks differ substantially. Alaska operates an all-jet fleet and its average passenger trip length is 967 miles. Horizon is a regional airline, operates jet and turboprop craft and its average passenger trip is 332 miles.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	31.88	January	32.34	January	30.66	January	19.77	January	27.80	January	29.79
February	26.50	February	28.58	February	31.05	February	18.15	February	25.74	February	28.36
March	30.06	March	25.70	March	33.29	March	15.66	March	24.66
April	28.75	April	28.15	April	30.63	April	17.83	April	22.13
May	31.13	May	28.73	May	27.85	May	19.01	May	20.60
June	27.13	June	28.90	June	26.10	June	21.45	June	23.87
July	27.44	July	31.64	July	23.50	July	24.46	July	20.83
August	26.00	August	32.64	August	24.43	August	27.59	August	23.54
September	24.00	September	19.97	September	17.70	September	27.82	September	24.78
October	25.94	October	24.40	October	21.64	October	28.79	October	26.34
November	27.94	November	28.65	November	21.17	November	28.76	November	31.23
December	29.75	December	29.10	December	21.65	December	27.29	December	33.49

The dividend yield on February 28, 2005 was 0%.

NORTHWEST AIRLINES CORPORATION

Northwest Airlines Corporation is the indirect parent corporation of Northwest Airlines, Inc. (“Northwest”). Northwest operates the world’s fourth largest airline, as measured by revenue passenger miles, and is engaged in the business of transporting passengers and cargo.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.19	January	24.81	January	15.38	January	6.27	January	11.42	January	7.39
February	17.25	February	22.00	February	15.94	February	5.93	February	10.84	February	7.03
March	22.63	March	22.63	March	19.07	March	6.90	March	10.11
April	24.69	April	24.99	April	18.44	April	8.23	April	9.40
May	28.44	May	27.18	May	16.72	May	8.93	May	10.11
June	30.44	June	25.25	June	12.06	June	11.29	June	11.12
July	33.38	July	25.85	July	9.28	July	9.10	July	8.63
August	31.31	August	21.08	August	10.17	August	8.97	August	9.42
September	24.56	September	11.41	September	6.68	September	9.70	September	8.21
October	28.50	October	12.84	October	6.85	October	13.69	October	8.85
November	25.19	November	17.92	November	8.42	November	13.21	November	10.24
December	30.13	December	15.70	December	7.34	December	12.62	December	10.93

The dividend yield on February 28, 2005 was 0%.

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the AMEX Airline Total Return Index

due March     , 2010

(the “Notes”)

$10 original public offering price per unit

PRICING S U P P L E M E N T

Merrill Lynch & Co.

March     , 2005

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.